Filed Pursuant to Rule 433

Registration Statement Number 333-212719

February 1, 2018

COMCAST CORPORATION

$800,000,000 4.250% NOTES DUE 2053

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Guarantors:	Comcast Cable Communications, LLC NBCUniversal Media, LLC

Issue of Securities:	4.250% Notes due 2053

Denominations:	$100,000 and multiples of $1,000 in excess thereof

Use of Proceeds:	The Company intends to use the net proceeds from the offering, after deducting the underwriting commission, structuring fee and expenses, together with the net proceeds from the concurrent offering described below, for working capital and general corporate purposes, which may include the repayment of a portion of our upcoming debt maturities, including the 5.875% notes due February 15, 2018 ($900 million principal amount outstanding as of the date hereof) and the 5.700% notes due May 15, 2018 ($1 billion principal amount outstanding as of the date hereof), and repayment of a portion of our outstanding commercial paper. As of January 30, 2018, our commercial paper had a weighted average annual interest rate of approximately 1.726% and a weighted average remaining maturity of approximately 5 days.

Indenture:	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of November 17, 2015 by and among the Company, the guarantors named therein and the Trustee.

Trustee:	The Bank of New York Mellon

Manager:	Deutsche Bank AG, Taipei Branch

Structuring Agents:	Morgan Stanley & Co. LLC Deutsche Bank AG, Taipei Branch

Co-Structuring Agent:	MUFG Securities Americas Inc.

Pricing Date:	February 1, 2018

Settlement Date:	February 12, 2018 (T+7)

Aggregate Principal Amount:	$800,000,000

Maturity:	January 31, 2053

Interest Rate:	4.250% per annum, accruing from February 12, 2018 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2018

Optional Redemption:	The 4.250% Notes due 2053 are redeemable at the option of the Company, in whole but not in part, on each February 15 on or after February 15, 2023. This redemption would be at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest thereon to, but not including, the redemption date.

Redemption for Tax Reasons:	The 4.250% Notes due 2053 are redeemable, in whole but not in part, in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest and additional amounts then payable with respect to the notes to, but not including, the redemption date.

Further Issuances:	To the extent permitted by applicable authorities in the Republic of China and subject to the receipt of all necessary regulatory and listing approvals from such authorities, including but not limited to the Taipei Exchange (“TPEx”) and the Taiwan Securities Association (“TSA”), an unlimited amount of further 4.250% Notes due 2053 may be issued. The 4.250% Notes due 2053 and any further 4.250% Notes due 2053 that may be issued may be treated as a single series for all purposes under the indenture, to the extent permitted by applicable authorities in the Republic of China and subject to the receipt of all necessary regulatory and listing approvals from such authorities, including but not limited to the TPEx and the TSA.

Concurrent Offering:	We anticipate launching a concurrent offering (the “concurrent offering”) pursuant to a separate prospectus supplement in an aggregate principal amount of notes to be determined (the “concurrent offering notes”). The concurrent offering notes will not be listed on an exchange. The concurrent offering notes will be unsecured and will rank equally with all of our and our guarantors’ unsecured and unsubordinated indebtedness. The concurrent offering notes will be fully and unconditionally guaranteed by the guarantors of the notes offered hereby. The offer and sale of the notes offered hereby is not conditioned on the concurrent offering, and the concurrent offering is not conditioned on the offer and sale of the notes offered hereby.

Listing:	Application will be made for the 4.250% Notes due 2053 to be listed on the TPEx.

ROC Selling Restrictions:	The notes have not been, and shall not be, offered, sold or re-sold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2 of Article 4 of the Financial Consumer Protection Act of the Republic of China. Purchasers of the notes are not permitted to sell or otherwise dispose of the notes except by transfer to the aforementioned professional institutional investors.

ISIN:	XS1766784455

Public Offering Price:	100.000%

Gross Spread:	0.100%

Net proceeds to Comcast, before expenses:	99.900% per $1,000 principal amount of 4.250% Notes due 2053; $799,200,000 in total

Structuring Agents’ Fee:	$5,200,000

The TPEx is not responsible for the content of this Final Term Sheet and no representation is made by the TPEx as to the accuracy or completeness of this Final Term Sheet. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this Final Term Sheet. Admission to the listing and trading of the notes on the TPEx shall not be taken as an indication of the merits of us or the notes.

It is expected that delivery of the notes will be made against payment therefor on or about February 12, 2018, which is the seventh Business Day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors. For purposes of this Final Term Sheet, “Business Day” shall mean any day, other than a Saturday or a Sunday, which is not a day on which banking institutions in The City of New York, London or Taipei are authorized or required by law, regulation or executive order to close.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you these documents if you request them by contacting the issuer at: Comcast Corporation, Attention: Investor Relations, One Comcast Center, Philadelphia, Pennsylvania 19103-2838, (215) 286-1700.

The manufacturer target market, for purposes of MIFID II product governance through all distribution channels, is eligible counterparties and professional clients. No PRIIPs key information document has been prepared as European Economic Area retail investors are not targeted.

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